SO 3/18/05

SECURITII 05039714 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2005

SEC FILE NUMBER
8- 48788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VETIA, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

466 SOUTHERN BOULEVARD
(No. and Street)

CHATHAM (City) NJ (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT TETI (973) 301-0930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42nd STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Teti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vetia, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

MARY ELIZABETH ANTUNES
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/27/2006

Mary Elizabeth Antunes

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VETIA, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Vetia, Inc.

We have audited the accompanying statement of financial condition of Vetia, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vetia, Inc. as of December 31, 2004, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, llp

O'Connor Davies Munns & Dobbins, LLP

February 11, 2005
Hackensack, NJ

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

VETIA, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 59,989
Fees receivable	64,105
Furniture and equipment, net	9,903
Other assets	3,525
Total assets	$137,522

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 63,673
Stockholder's equity:	
Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding	$ 500
Additional paid-in-capital	31,433
Retained earnings	41,916
	$ 73,849
Total liabilities and stockholder's equity	$137,522

The accompanying notes are an integral part of these statements.

VETIA, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Fees	$1,084,686
Interest	3,012
	$1,087,698
Expenses:	
Employee compensation and benefits	$ 989,352
Communications	4,577
Occupancy	19,671
Other operating expenses	159,090
	$1,172,690
Net loss	($ 84,992)

The accompanying notes are an integral part of these statements.

VETIA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2004	$500	$31,433	$126,908	$158,841
Net loss	-	-	(84,992)	(84,992)
Balance, December 31, 2004	$500	$31,433	$ 41,916	$ 73,849

The accompanying notes are an integral part of these statements.

VETIA, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities	
Net loss	($ 84,992)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	814
Changes in operating assets and liabilities:	
Decrease in fees receivable	128,196
Decrease in accounts payable and accrued expenses	(22,147)
Net cash provided by operating activities	$ 21,871
Cash Flows From Investing Activities	
Purchase of equipment	($ 10,717)
Net cash used in investing activities	($ 10,717)
Net increase in cash and cash equivalents	$ 11,154
Cash and cash equivalents, beginning of year	48,835
Cash and cash equivalents, end of year	$ 59,989

The accompanying notes are an integral part of these statements.

VETIA, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Principal Business Activities

Vetia, Inc. (The "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Vetia, Inc.'s financial instruments that are potentially exposed to concentration of credit risk consists primarily of cash and cash equivalents and fees receivable. The Company places its cash and cash equivalents with a quality financial institution. The fees receivable consists of placement fees due the Company from well capitalized funds. As a consequence, management believes that credit risk is limited.

Note 2. Furniture of Equipment

As of December 31, 2004 furniture and equipment consist of:

Furniture and equipment	$43,340
Accumulated depreciation	33,437
	$ 9,903

Depreciation expense amounted to $814 for the year ended December 31, 2004.

Note 3. Defined Contribution Plan

The Company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the company's discretion. Contributions to the plan amounted to $60,000 for the year ended December 31, 2004.

Note 4. Commitment

The Company leases office space under a lease agreement ending October 31, 2005. Minimum future lease payments are $43,080.

Note 5. Net Capital Requirements

As a broker-dealer, the Company is subject to the SEC's uniform net capital rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the company had net capital of $57,317 which was $52,317 in excess of its required net capital. The company's net capital ratio was 1.11 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

VETIA, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2004

Net Capital

Total stockholder's equity		$73,849
Total stockholder's equity qualified for net capital		$73,849
Add back:		
Discretionary liability		61,001
Deduction and/or charges:		
Non-allowable assets:		
Fees receivable	$64,105	
Furniture and equipment	9,903	
Other assets	3,525	77,533
Net capital		$57,317

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,247
Minimum dollar net capital required	$ 5,000
Excess net capital	$52,317

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness liabilities	$63,673
Percent of aggregate indebtedness to net capital	111.1%

Reconciliation of Computation of Net Capital Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

VETIA, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2004

The company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

Schedule III

VETIA, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2004

The company does not effect transactions for anyone as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Vetia, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Vetia, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Vetia, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor, Davies Munns & Dobbins, LLP

O'Connor Davies Munns & Dobbins, LLP

February 11, 2005
Hackensack, NJ